UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



SCHEDULE 13G



INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)



(AMENDMENT NO. 0)*



BROOKFIELD DTLA FUND OFFICE TRUST INVESTOR INC.

(Name of Issuer)



7.625% Series A Cumulative Redeemable Preferred Stock

(Title of Class of Securities)



112714209

(CUSIP Number)



Edward D. McCutcheon

Chief Compliance Officer

Kawa Capital Management Inc.

21500 Biscayne Blvd. Suite 700

Aventura, Florida 33180

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)



December 31, 2019

(Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:



[ X ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. 112714209



13G



Page 2 of 7 Pages





1.

NAMES OF REPORTING PERSONS OR

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



Kawa Capital Management Inc.







2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(see instructions)



(a) [ ]

(b) [ x ]



3.

SEC USE ONLY







4.

CITIZENSHIP OR PLACE OF ORGANIZATION

 Florida, USA







NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER



 0



6.

SHARED VOTING POWER



491,772



7.

SOLE DISPOSITIVE POWER



 0



8.

SHARED DISPOSITIVE POWER



 491,772





9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON



 491,772





10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES

(see instructions) [ ]







11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)



 5.05%





12.

TYPE OF REPORTING PERSON (see instructions)



 IA




















CUSIP No. 112714209



13G



Page 3 of 7 Pages





1.

NAMES OF REPORTING PERSONS OR

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



Daniel Ades







2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(see instructions)



(a) [ ]

(b) [ x ]



3.

SEC USE ONLY







4.

CITIZENSHIP OR PLACE OF ORGANIZATION

 USA







NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER



 0



6.

SHARED VOTING POWER



491,772



7.

SOLE DISPOSITIVE POWER



 0



8.

SHARED DISPOSITIVE POWER



 491,772





9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON



 491,772





10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES

(see instructions) [ ]







11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)



 5.05%





12.

TYPE OF REPORTING PERSON (see instructions)



 IN
















CUSIP No. 112714209



13G



Page 4 of 7 Pages





Item 1.



(a)

Name of Issuer



Brookfield DTLA Fund office Trust Investor Inc.









(b)

Address of Issuers Principal Executive Offices



250 Vesey Street, 15th Floor

New York, NY 10281





Item 2.



(a)

Name of Person Filing



(1) Kawa Capital Management Inc. (Kawa Capital Management)
(2) Daniel Ades (Mr. Ades), a citizen of the Unites States of America










(b)

Address of the Principal Office or, if none, residence



The address of the principal place of business office of Kawa Capital Management and Mr.
Ades is:



21500 Biscayne Boulevard, Suite 700, Aventura, Florida 33180











(c)

Citizenship



Kawa Capital is organized under the laws of the State of Florida

Mr. Ades is a citizen of the United States of America









(d)

Title of Class of Securities



Preferred Stock









(e)

CUSIP Number



112714209





Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:





(a)

[
]

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).











(b)

[
]

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).











(c)

[
]

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).











(d)

[
]

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.
80a-8).




























CUSIP No. 112714209



13G



Page 5 of 7 Pageses













(e)

[x]

An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);











(f)

[
]

An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);











(g)

[
]

A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);











(h)

[
]

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
1813);











(i)

[
]

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);











(j)

[
]

Group, in accordance with 240.13d-1(b)(1)(ii)(J).












CUSIP No. 112714209



13G



Page 6 of 7 Pages





Item 4. Ownership.



Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.



(a)

Amount beneficially owned:

Kawa Capital Management 491,772

Daniel Ades 491,772





(b)

Percent of class: 5.05%





(c)

Number of shares as to which the person has:





(i)

Sole power to vote or to direct the vote: 0





(ii)

Shared power to vote or to direct the vote: 0





(iii)

Sole power to dispose or to direct the disposition of: 0





(iv)

Shared power to dispose or to direct the disposition of: 491,772







Item 5. Ownership of Five Percent or Less of a Class.



N/A



Item 6. Ownership of More than Five Percent on Behalf of Another Person.



N/A





Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.



N/A



Item 8. Identification and Classification of Members of the Group.



N/A



Item 9. Notice of Dissolution of Group.



N/A










CUSIP No. 112714209



13G



Page 7 of 7 Pages





Item 10. Certification.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Name of Registrant













By:









Name:







Title:















Date: